EXHIBIT 99.6

                                  July 27, 2005


V. James Voorheis
Citigroup Global Markets Inc.
388 Greenwich Street, 35th Street
New York, NY 10013

Dear Mr. Voorheis:

Referencing our previous written letter correspondence dated February 22, 2005, which described Brascan Real Estate Financial Partners' ("BREF") non-binding indication of interest to acquire 100% of the outstanding shares of Criimi Mae ("Criimi", or the "Company"), BREF is herewith withdrawing from consideration as an acquiror of the Company or its assets.

Generally, our rationale for withdrawing as a bidder is driven by the recognition that the market has evolved significantly since February, most notably in the increased activities and investment appetite of various platforms that include subordinated CMBS as a core direct activity. These platforms typically have an infrastructure and return profile that is more appropriately targeted for an investment in these types of securities than does BREF. We believe that a strategic transaction involving one of those entities will result in the best economic opportunity for BREF and its fellow shareholders. As Criimi's largest shareholder, BREF and Brascan intend to work with Criimi to maximize the result of the strategic review process.


                                                    Very truly yours,

                                                    /s/ William M. Powell

                                                    William M. Powell
                                                    Partner